Filed by NetApp, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Data Domain, Inc.
Commission File No.: 333-159722
The statements below were made to a media outlet in relation to the proposed acquisition of Data Domain, Inc. (“Data Domain”) by NetApp, Inc. (“NetApp”) pursuant to the terms of an Agreement and Plan of Merger, by and among NetApp, Kentucky Merger Sub One Corporation, Derby Merger Sub Two LLC, and Data Domain, dated as of May 20, 2009, as amended on June 3, 2009.

Excerpt from Interview with NetApp, Inc. Chairman and Chief Executive Officer Daniel
Warmenhoven in eWeek.com on June 15, 2009
NetApp CEO and Chairman Dan Warmenhoven, naturally, was happy with the Data Domain board vote.
“This announcement reaffirms our belief that the NetApp proposal provides attractive short- and long-term value to Data Domain stockholders with no significant antitrust concerns and a clearer and more timely path to close,” Warmenhoven said.
Warmenhoven pointed out that the similarity of cultures between his company and Data Domain is a key factor in the acquisition.
“We believe employees will benefit from cultural compatibility and the ability to accelerate productivity and innovation given the existence of complementary products and a larger base of resources,” Warmenhoven said.
“In our merger, we believe customers will benefit from a lower risk of business disruption, continued competition, an enhanced products and services offering, and the ability of the NetApp sales and marketing organization to bring Data Domain’s products to more enterprises in the United States and to more customers in Europe and Asia.”
If its revised $1.9 billion agreement with Data Domain does become final, NetApp will acquire all of the outstanding shares of Data Domain’s common stock for $30 per share in cash and stock. The deal is expected to close in 60 to 110 days, NetApp said.

Forward-Looking Statements
In addition to historical information, this document contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent NetApp’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside NetApp’s control. Forward-looking statements include, but are not limited to, statements regarding the benefits of NetApp’s acquisition of Data Domain, including future financial and operating results; NetApp’s plans, objectives, expectations and intentions; and other statements that are not historical facts.
NetApp cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, NetApp’s ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that Data Domain’s stockholders will not approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other synergies from the transaction will not be fully realized or may take longer to realize than expected; the possibility that there may be disruptions from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; uncertainties regarding competition and its effect on pricing, spending, third-party relationships and revenues; and the other risks affecting NetApp, Data Domain or the combined entity described in (i) the Proxy Statement/Prospectus filed by NetApp with the Securities and Exchange Commission (the “SEC”) on June 4, 2009 and (ii) other filings made by NetApp and Data Domain with the SEC, including, but not limited to, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. NetApp disclaims any obligation to update and revise the forward-looking statements contained in these materials based on new information or otherwise.
Additional Information and Where to Find It
As mentioned above, in connection with the proposed acquisition of Data Domain, on June 4, 2009, NetApp filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-159722) containing a Proxy Statement/Prospectus for Data Domain’s stockholders, and NetApp and Data Domain each plan to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Data Domain. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF DATA DOMAIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement, Proxy Statement/Prospectus and other documents filed with the SEC by NetApp and Data Domain through the web site maintained by the SEC at www.sec.gov and by contacting NetApp Investor Relations at (408) 822-7098 or Data Domain Investor Relations at (408) 980-4909. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on NetApp’s website at www.netapp.com and on Data Domain’s website at www.datadomain.com.
Participants in the Solicitation of Proxies
NetApp, Data Domain and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. No additional consideration will be paid to any such participants as a result of any such solicitations. Additional information regarding NetApp’s executive officers and directors is included in NetApp’s definitive proxy statement on Schedule 14A, as filed with the SEC on July 14, 2008, and additional information regarding Data Domain’s executive officers and directors is included in the Proxy Statement/Prospectus referenced above, as well as in Data Domain’s Annual Report on Form 10-K and Form 10-K/A, as filed with the SEC on March 13, 2009 and April 30, 2009, respectively. You can obtain free copies of these documents from NetApp or Data Domain using the contact information above.